John Hall Work History

Clinton Group Inc.
1995-2020
Various rolls from Fund accounting to COO

SportBLX Inc
2018-2019
Executive VP, Operations, of Sport-BLX, Inc.

CEO Adara Asset Management (Board Member)
2020